Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Delta Petroleum Corporation
We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-167644, 333-160267 and 333-160724) and on Form S-8 (Nos. 333-141247, 333-137361, 333-127654, 333-108866, 333-103585, 333-73324, 333-30276, 333-151958 and 333-164265) of Delta Petroleum Corporation of our reports dated March 16, 2011, with respect to the consolidated balance sheets of Delta Petroleum Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Delta Petroleum Corporation.
Our report contains an explanatory paragraph that states that due to continued losses and limited borrowing capacity the Company is evaluating sources of capital and that such actions may not be sufficient to repay debt obligations when due, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Denver, Colorado
March 16, 2011